Exhibit 99.2

Voting Instruction Form (“VIF”) - Emera Inc.

Annual Shareholders’ Meeting of May 26, 2022

Appointee

I/We, being holder(s) of Emera Inc. (the “Company”) common shares, hereby appoint: M. Jacqueline Sheppard, or failing her, Scott C. Balfour, or failing him, Stephen D. Aftanas, OR

[To participate in the meeting and vote or to appoint someone to participate and vote on your behalf, print the name of the attendee here.]

as proxy of the undersigned, to participate, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all of the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 2:00 p.m. Atlantic time on Thursday, May 26, 2022, at the Canadian Museum of Immigration at Pier 21, 1055 Marginal Road, Halifax, Nova Scotia, Canada and virtually at: https://web.lumiagm.com/424923112, using password: emera2022 (case sensitive) (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1, 2, 3 and 4. Please use a dark black pencil or pen.

1.	Election of Directors	FOR	WITHHOLD		FOR	WITHHOLD

	01. Scott C. Balfour	☐	☐	07. Ian E. Robertson	☐	☐
	02. James V. Bertram	☐	☐	08. Andrea S. Rosen	☐	☐
	03. Henry E. Demone	☐	☐	09. Richard P. Sergel	☐	☐
	04. Paula Y. Gold-Williams	☐	☐	10. M. Jacqueline Sheppard	☐	☐
	05. Kent M. Harvey	☐	☐	11. Karen H. Sheriff	☐	☐
	06. B. Lynn Loewen	☐	☐	12. Jochen E. Tilk	☐	☐

2.	Appointment of Auditors				FOR	WITHHOLD

	Appointment of Ernst & Young LLP as auditors				☐	☐

3.	Auditors’ Fee				FOR	AGAINST

	Authorize Directors to establish the auditors’ fee as required pursuant to the Nova Scotia Companies Act				☐	☐

4.	Advisory Vote on Executive Compensation Consider and approve, on an advisory basis, a resolution on Emera’s approach to executive compensation as disclosed in the Management Information Circular				FOR ☐	AGAINST ☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this VIF will be voted FOR a matter by Management’s appointees or, if you appoint another person, as such other person sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appears on this VIF. Please see reverse for instructions. All VIFs must be received by 5:00 p.m. Atlantic time, Tuesday, May 24, 2022 or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.

Under Canadian Securities Law, you are entitled to receive certain investor documents. Electronic financial statements and MD&A are available at www.Emera.com and at www.SEDAR.com. If you wish copies, please tick the box below or go to the website https://tsxtrust.com/financialstatements and input code 1705a.

❑	I would like to receive quarterly financial statements and MD&A
❑	I would like to receive annual financial statements and MD&A

Voting Instruction Form (“VIF”) - Emera Inc.

Annual Shareholders Meeting of May 26, 2022

1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of holders of Emera Inc.’s common shares. Unless you, as an appointee, or an alternate appointee participate(s) in the Meeting and vote(s) in person or virtually, your securities can be voted only by management, as appointee of the registered holder, in accordance with your instructions.

2.

Every shareholder has the right to appoint some other person or company of the shareholder’s choice, who need not be a shareholder of Emera Inc., to participate and act on the shareholder’s behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail, fax or email. In addition, to enable your chosen proxyholder to participate and vote virtually at the Meeting YOU MUST contact TSX Trust Company “TSX” either by calling 1-866-751-6315 (toll-free in North America) or 1-212-235-5754 (outside North America) or logging onto the TSX website at:    https://www.tsxtrust.com/control-number-request, by 5:00 p.m. Atlantic time on May 24, 2022 or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date, to request a new Control Number for the meeting. This new Control Number will allow your proxyholder to log in to and vote at the meeting. Without a new Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the Management Information Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

3.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the Meeting or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested.

4.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

5.

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate, and the address for service of the body corporate.

6.	If this VIF is not dated it will be deemed to bear the date on which it is mailed by management to you.

7.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the Meeting.

8.	Your voting instructions will be recorded on receipt of the VIF.

9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

11.	This VIF should be read in conjunction with the Management Information Circular and other proxy materials provided by Management.

All holders should refer to the Management Information Circular for further information regarding completion and use of this VIF and other information pertaining to the Meeting.

Emera offers a number of ways to cast your vote prior to the meeting.

INTERNET • Go to www.tsxtrust.com/vote-proxy • Follow the instructions on the screen • You will be required to enter the 13-digit control number located on the reverse • No need to return this VIF

TELEPHONE

•  Use any touch-tone telephone, call toll free in Canada and United States

1-888-489-5760 (English only) or

1-888-489-7352 (Bilingual)

•  Follow the voice instructions

•  When prompted, enter the 13-digit control number located on the reverse

•  No need to return this VIF

SMARTPHONE To vote using your smartphone, please scan this QR Code. There is no need to return this VIF

MAIL • Complete the reverse of this form • Return your signed VIF in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1	FAX • Complete the reverse of this form Fax your signed VIF to 1-416-368-2502 (within the 416 area code), or toll free in Canada and United States to 1-866-781-3111	EMAIL • Complete the reverse of this form • Scan your signed VIF and email it to proxyvote@tmx.com.

All VIFs must be received by 5:00 p.m. Atlantic time, Tuesday, May 24, 2022 or if the meeting is adjourned or postponed,

by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.